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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED ... 26 2002

100 CITY HALL PLAZA
(No. and Street)

BOSTON | MA | 02108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK DENOMME 617-742-3720 Ext. 203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE, P.C.
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET | BOSTON | MA | 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consilium Partners LLC – 2001 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2001 and 2000

Assets

	2001	2000
Current assets:		
Cash	$ 319,474	$ 281,669
Accounts receivable	45,000	0
Marketable securities	37,327	0
Prepaid expenses	9,558	8,217
Total current assets	411,359	289,886
Property and equipment, at cost:		
Equipment	55,717	53,657
Leasehold improvements	8,185	7,765
Furniture and fixtures	10,987	0
	74,889	61,422
Less: accumulated depreciation	30,416	6,268
Net property and equipment	44,473	55,154
Other assets:		
Rental deposits	15,000	16,257
Total assets	$ 470,832	$ 361,297

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2001 and 2000

Liabilities and Members' Equity

	2001	2000
Current liabilities:		
Accounts payable	$ 16,920	$ 7,570
Guarantee payments to partners payable	63,612	0
Distributions payable	50,000	0
Total current liabilities	130,532	7,570
Commitments		
Members' equity:		
Members' equity	385,473	353,727
Unrealized loss on marketable securities	(45,173)	0
Total members' equity	340,300	353,727
Total liabilities and members' equity	$ 470,832	$ 361,297

See accompanying notes to financial statements and independent auditors' report.

Consilium Partners LLC – 2001 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income (loss)
For the year ended December 31, 2001 and the
Initial period from March 14, 2000 through December 31, 2000

	2001	2000
Revenues:		
Consulting fees	$ 1,687,500	$ 246,250
Reimbursed expenses	34,461	7,581
Total revenues	1,721,961	253,831
Costs and expenses:		
Sales and marketing	110,878	39,532
General and administrative	221,298	134,205
Guaranteed payments to partners	1,315,612	166,876
Total costs and expenses	1,647,788	340,613
Income (loss) from operations	74,173	(86,782)
Other income:		
Interest income	7,574	7,176
Net income (loss)	$ 81,747	$(79,606)

See accompanying notes to financial statements
and independent auditors' report.

Consilium Partners LLC – 2001 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
For the year ended December 31, 2001 and the
Initial period from March 14, 2000 through December 31, 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 81,747	$(79,606)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	24,148	6,268
Marketable securities	(82,500)	0
Changes in:		
Accounts receivable	(45,000)	0
Prepaid expenses	(1,340)	(8,217)
Rental deposits	1,255	(16,257)
Accounts payable	9,350	7,570
Guaranteed payments payable	63,612	0
Net cash used by operating activities	51,272	(90,242)
Cash flows from investing activities:		
Purchases of property and equipment	(13,467)	(61,422)
Cash flows from financing activities:		
Capital contributions	0	433,333
Increase in cash	37,805	281,669
Cash, beginning of year	281,669	0
Cash, end of year	$ 319,474	$ 281,669

See accompanying notes to financial statements
and independent auditors' report.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statement of Members' Equity
For the year ended December 31, 2001 and the
Initial period from March 14, 2000 through December 31, 2000

	Members' Equity	Accumulated Other Comprehensive Income	Total
Members' contribution	$ 433,333		$ 433,333
Net loss	(79,606)		(79,606)
Other comprehensive income		$ ---	0
Balance, December 31, 2000	353,727		353,727
Net income	81,747		81,747
Distributions	(50,000)		(50,000)
Other comprehensive loss: Unrealized loss on marketable securities		(45,173)	$(45,173)
Balance, December 31, 2001	$ 385,474	$(45,173)	$ 340,301

See accompanying notes to financial statements
and independent auditors' report.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Consilium Partners LLC – 2001 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (G)

Computation of Net Capital

Reconciliation of Amended FOCUS Report for the 12/31/01 Reporting Period
Filed on March 21, 2002

Net Capital as previously reported		$340,816
Less: Total Non-allowable Assets		(114,434)
Net Capital		**$226,382**
Auditors' Reconciliation Items:		
Accounts Payable [a]	(9,920)	
Guaranteed Payments [b]	22,480	
Distribution Payable [c]	(50,000)	
	(37,440)	
Revised Net Capital as per Amended FOCUS Report		**$188,942**

Proof:		
Total Ownership Equity (per Audit Report)	340,300	
Less: Total Non-Allowable Assets	(151,358)	
Net Capital		**$188,942**

(a) Subsequent review of disbursements revealed additional year-end liabilities - American Express ($4,878) and Other Items ($5,042).
(b) Recomputation of Guaranteed Payments to Partners on final fee allocation of Partnership Income based on specific project worksheets.
(c) Declared Distribution Payable on Partnership Income.